FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of April 2008
                                  30 April 2008



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This report is incorporated by reference in the prospectus contained in Registration Statements on Form F-3 (SEC File No.333-08246) and Form F-3/S-3 (SEC File No.333-106837) filed by the Registrant under the Securities Act of 1933.



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1  Press release of British Sky  Broadcasting  Group plc announcing 3rd Quarter Results - US Accounting Release released on 30 April 2008


Consolidated Income Statement for the nine months ended 31 March 2008


                                                                        2007/08                2006/07
                                                                    Nine months            Nine months
                                                                          ended                  ended
                                                                       31 March               31 March
                                                                           GBPm                   GBPm
                                                      Notes         (unaudited)            (unaudited)

Revenue                                                   1               3,706                  3,376
Operating expense                                         2             (3,202)                (2,763)
Operating profit                                                            504                    613
------------------------------------------------ ----------- ------------------- ----------------------

Share of results from joint ventures and associates                          12                      9
Investment income                                                            38                     42
Finance costs                                                             (127)                  (108)
Profit on disposal of joint venture                                          67                      -
Impairment of available-for-sale investment                               (474)                      -
Profit before tax                                                            20                    556
------------------------------------------------ ----------- ------------------- ----------------------

Taxation                                                                  (138)                  (168)
(Loss) profit for the period                                              (118)                    388
------------------------------------------------ ----------- ------------------- ----------------------

(Loss) earnings per share from (loss) profit for the period (in pence)
Basic                                                                     (6.8)                   22.1
Diluted                                                                   (6.8)                   22.1

------------------------------------------------ ----------- ------------------- ----------------------





Consolidated Income Statement for the three months ended 31 March 2008


                                                                        2007/08                2006/07
                                                                   Three months           Three months
                                                                          ended                  ended
                                                                       31 March               31 March
                                                                           GBPm                   GBPm
                                                                    (unaudited)            (unaudited)

Revenue                                                                   1,248                  1,156
Operating expense                                                       (1,039)                  (938)
Operating profit                                                            209                    218
-------------------------------------------------- -------- -------------------- ----------------------

Share of results from joint ventures and associates                           4                      3
Investment income                                                            19                     18
Finance costs                                                              (45)                   (39)
Impairment of available-for-sale investment                               (131)                      -
Profit before tax                                                            56                    200
-------------------------------------------------- -------- -------------------- ----------------------

Taxation                                                                   (62)                   (58)
(Loss) profit for the quarter                                               (6)                    142
-------------------------------------------------- -------- -------------------- ----------------------

(Loss) earnings per share from (loss) profit for the period (in pence)
Basic                                                                     (0.3)                    8.1
Diluted                                                                   (0.3)                    8.1

-------------------------------------------------- -------- -------------------- ----------------------





Notes:

1.       Revenue


                                                                      2007/08                     2006/07
                                                                  Nine months                 Nine months
                                                                        ended                       ended
                                                                     31 March                    31 March
                                                                         GBPm                        GBPm
                                                                  (unaudited)                 (unaudited)

Retail Subscription                                                     2,808                       2,514
Wholesale Subscription                                                    136                         162
Advertising                                                               248                         258
Sky Bet                                                                    35                          34
Installation, Hardware and Service                                        212                         167
Other                                                                     267                         241
                                                                        3,706                       3,376
---------------------------------------------------------- ------------------- ---------------------------


2.       Operating expense
                                                                      2007/08                     2006/07
                                                                  Nine months                 Nine months
                                                                        ended                       ended
                                                                     31 March                    31 March
                                                                         GBPm                        GBPm
                                                                  (unaudited)                 (unaudited)

Programming                                                             1,295                       1,153
Transmission and related functions                                        395                         278
Marketing                                                                 569                         546
Subscriber management                                                     548                         467
Administration                                                            395                         319
                                                                        3,202                       2,763
---------------------------------------------------------- ------------------- ---------------------------






                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 30 April 2008                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary